Exhibit 99.2

Press Release

AC Immune Holds Annual General Meeting of Shareholders

Lausanne, Switzerland, June 24, 2022 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision medicine for neurodegenerative diseases, today announced that the Company held its Annual General Meeting per Swiss law. Shareholders cast their votes through the independent proxy appointed by the shareholders.

Shareholders re-elected Douglas Williams, Monika Bütler, Alan Colowick, Tom Graney, Carl June, Werner Lanthaler, Andrea Pfeifer, Monica Shaw and Roy Twyman to their positions on the Board of Directors. Douglas Williams will continue to serve as Chairman of the Board.

Douglas Williams, Chairman of the Board of Directors of AC Immune, commented: “In 2021, AC Immune successfully progressed and expanded its pipeline of innovative product candidates, diversifying its interests within the field of neurodegenerative diseases. Looking ahead, the Company is advancing into the second half of 2022 with a strong direction and clear objectives designed to generate value for patients and shareholders. We remain on track to report four additional clinical data readouts in 2022, and have cash for operations deep into 2024. Based on its scientific excellence and the strength of its experienced management team, the Company continues to push forward in its goals to pioneer the delivery of precision medicine for neurodegenerative diseases. This is exemplified by the three clinical readouts already communicated during the first half of 2022.”

Since the beginning of the year, AC Immune reported:

▪	Interim Phase 1b/2a data confirming the potent immunogenicity of the anti-pTau vaccine ACI-35.030 in Alzheimer’s disease, positioning ACI-35.030 as a first-in-class therapeutic

▪	The first clinical proof-of-concept data for an alpha-synuclein positron emission tomography (PET) tracer

▪	Topline results from the Alzheimer’s Prevention Initiative (API) Autosomal Dominant Alzheimer's Disease (ADAD) Colombia Trial evaluating the anti-Abeta antibody crenezumab. Though the trial did not meet statistical significance on either co-primary endpoint, encouraging numerical differences favouring crenezumab over placebo were observed across the co-primary, multiple secondary, and exploratory endpoints. Further analyses of data from the trial remain ongoing

During the Annual General Assembly, shareholders also approved all resolutions as proposed by the Board of Directors.

The meeting was held in accordance with the requirements of the COVID-19 Ordinance 3, issued by the Swiss Federal Council.

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About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company that aims to become a global leader in precision medicine for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features ten therapeutic and three diagnostic candidates, six of which are currently in clinical trials. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies including Genentech, a member of the Roche Group, Eli Lilly and Company, and Janssen Pharmaceuticals, Inc., resulting in substantial non-dilutive funding to advance its proprietary programs and >$3 billion in potential milestone payments.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU and SG. Morphomer® is a registered trademark of AC Immune SA in CN, CH, GB, JP, NO and RU.

For further information, please contact:

Media Relations Saoyuth Nidh AC Immune Phone: +41 21 345 91 34 Email: saoyuth.nidh@acimmune.com	Investor Relations Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com

U.S. Media Shani Lewis LaVoieHealthScience Phone: +1 609 516 5761 Email: slewis@lavoiehealthscience.com	U.S. Investors Corey Davis, Ph.D. LifeSci Advisors Phone: +1 212 915 2577 Email: cdavis@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. These include: the impact of Covid-19 on our business, suppliers, patients and employees and any other impact of Covid-19. Forward-looking statements speak only as of the date they are made, and AC

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Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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